November 26, 2008

Mail Stop 3030

<u>Via U.S. Mail and Facsimile</u>

Shigenobu Nagamori
President, Chief Executive Officer and Representative Director
Nidec Corporation
338 Kuzetonoshiro-cho
Minami-ku
Kyoto 601-8205
Japan

> **Re: Nidec Corporation**
> **Form 20-F for the fiscal year ended March 31, 2008**
> **Filed September 22, 2008**
> **File No. 333-13896**

Dear Mr. Nagamori:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Tell us why the cover page of your periodic and current reports under Exchange Act section 13 refers to Commission file no. 1-5238, rather than the file number you use when electronically submitting your filings, 333-13896.

Exhibit 12.2

2.   We note that you omitted paragraph (3) from the certification of Mr. Yasunobu
       Toriyama in Exhibit 12.2. A certification may be modified only in limited
       circumstances, such as those we noted in our comment letter dated October 10,
       2007. Refer to Q&A 5 in Division of Corporation Finance: Sarbanes-Oxley Act
       of 2002 – Frequently Asked Questions (issued November 8, 2002, revised
       November 14, 2002), available on our website at
       http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. Your Form 20-F for
       the 2008 fiscal year must be accompanied by full, unmodified certifications.
       Please file an amended Form 20-F that includes the entire periodic report and
       new, complete certifications.

                          * * * * * * *

       As appropriate, please respond to these comments within 10 business days, or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

       ·   the company is responsible for the adequacy and accuracy of the
              disclosure in the filing;

       ·   staff comments or changes to disclosure in response to staff comments do
              not foreclose the Commission from taking any action with respect to the
              filing; and

       ·   the company may not assert staff comments as a defense in any
              proceeding initiated by the Commission or any person under the federal
              securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney